UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Attunity Ltd.

(Name of Issuer)

Ordinary Shares (par value NIS 0.10 per share)

(Title of Class of Securities)

M15332105

(CUSIP Number)

Dror Elkayam VP Finance & Secretary Attunity Ltd. Kfar Netter Industrial Park , Kfar Netter , 40593 , Israel +972- 9-899-3010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2007

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

        * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15332105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shimon Alon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,403,718 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,403,718 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,718 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

CUSIP No. M15332105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ron Zuckerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,353,718 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,353,718 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,718 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.71% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

CUSIP No. M15332105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aki Ratner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,248,901 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,248,901 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,248,901 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.30% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

        This Amendment No. 5 amends and supplements the Schedule 13D filed by Shimon Alon, Ron Zuckerman and Aki Ratner (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on January 9, 2004 (as amended on June 6, 2004, January 3, 2006, March 9, 2006 and November 6, 2006, the “Schedule 13D”) in respect of the Ordinary Shares, par value NIS 0.1 each (“Ordinary Shares”), of Attunity Ltd., an Israeli company (the “Issuer”).

        Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

        On March 1, 2007, the 2004 Stockholders Agreement expired. As a result, the Reporting Persons are no longer deemed to beneficially own the securities which were governed by the terms of the 2004 Stockholders Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        The information given hereinbelow is based on 23,171,181 Ordinary Shares outstanding as of March 10, 2007.

(a) and (b)

        Mr. Alon beneficially owns, and has the sole power to vote and dispose of, a total of 1,403,718 Ordinary Shares consisting of (i) 780,739 Ordinary Shares, (ii) a Convertible Promissory Note to purchase 294,400 Ordinary Shares, (iii) a WPG Warrant to purchase 48,179 Ordinary Shares, (iv) a May 2004 Warrant to purchase 150,000 Ordinary Shares, (v) a 2006 Warrant to purchase 110,400 Ordinary Shares, and (vi) options, exercisable within 60 days, to purchase 10,000 Ordinary Shares at an exercise price per share equal to $2.19 per share and 10,000 Ordinary Shares at an exercise price per share equal to $2.42 per share. The 1,403,718 Ordinary Shares beneficially owned by Mr. Alon represent approximately 5.90% of the issued and outstanding Ordinary Shares of the Issuer.

        Mr. Zuckerman beneficially owns, and has the sole power to vote and dispose of, a total of 1,353,718 Ordinary Shares consisting of (i) 780,739 Ordinary Shares, (ii) a Convertible Promissory Note to purchase 294,400 Ordinary Shares, (iii) a WPG Warrant to purchase 48,179 Ordinary Shares, (iv) a May 2004 Warrant to purchase 100,000 Ordinary Shares, (v) a 2006 Warrant to purchase 110,400 Ordinary Shares, and (vi) options, exercisable within 60 days, to purchase 10,000 Ordinary Shares at an exercise price per share equal to $2.19 and 10,000 Ordinary Shares at an exercise price per share equal to $2.42 per share. The 1,353,718 Ordinary Shares beneficially owned by Mr. Zuckerman represent approximately 5.71% of the issued and outstanding Ordinary Shares of the Issuer.

        Mr. Ratner beneficially owns, and has the sole power to vote and dispose of, a total of 1,248,901 Ordinary Shares consisting of (i) 361,952 Ordinary Shares, (ii) a Convertible Promissory Note to purchase 128,002 Ordinary Shares, (iii) a WPG Warrant to purchase 20,947 Ordinary Shares, (iv) a May 2004 Warrant to purchase 190,000 Ordinary Shares, (v) a 2006 Warrant to purchase 48,000 Ordinary Shares, and (vi) options, exercisable within 60 days, to purchase 500,000 Ordinary Shares at an exercise price per share equal to $2.30 per share. The 1,248,901 Ordinary Shares beneficially owned by Mr. Ratner represent approximately 5.30% of the issued and outstanding Ordinary Shares of the Issuer.

        Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares of the other Reporting Persons and further disclaims the existence of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(c)     The Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days ending on March 1, 2007.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

        On March 1, 2007, the 2004 Stockholders Agreement expired.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2007

/s/ Shimon Alon —————————————— Shimon Alon

/s/ Ron Zuckerman —————————————— Ron Zuckerman

/s/ Aki Ratner —————————————— Aki Ratner